Mail Stop 3720

August 21, 2007

By U.S. Mail and facsimile to (619) 696-7419

S. Douglas Hutcheson
Chief Executive Officer and President
Leap Wireless International Inc.
10307 Pacific Center Court
San Diego, CA 92121

      Re: Leap Wireless International Inc.
               Definitive Schedule 14A
               Filed April 6, 2007
               File No. 0-29752

Dear Mr. Hutcheson:

      We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

      In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

      If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Executive Compensation, page 23

Compensation Discussion and Analysis, page 23

1.   Throughout your compensation discussion and analysis, you state that the
        compensation committee determines various compensation elements based upon
        apparently individually-tailored considerations, such as "each individual officer's
        scope of responsibility within the organization, experience, performance and
        overall contributions to [y]our company." Please analyze in more detail how the
        committee's consideration of these individual performance, subjective and other
        mentioned factors resulted in the amounts the committee determined each officer
        earned for each compensation element for the last fiscal year. See Item
        402(b)(2)(vii) of Regulation S-K.

Procedures for Determining Compensation Awards, page 24

2.   Identify all of the companies that you considered for purposes of benchmarking
        the named executive officers' compensation. See Item 402 (b)(2)(xiv) of
        Regulation S-K. Also discuss how the compensation committee used the
        benchmarking information to determine the levels and amounts of named
        executive officer compensation. In addition, discuss to what degree a named
        executive officer's total compensation comported with or deviated from the 75th
        percentile of comparable companies' compensation; we note your disclosure on
        page 24 regarding your historic aim to award compensation at the 75th percentile,
        depending upon individual performance.

Elements of Executive Compensation, page 25

3.   You state the types of performance measures the committee established for
        determining annual cash bonus compensation for the last fiscal year. Please also
        disclose the performance target and threshold levels that must be reached for
        payment to the executives. See Item 402(b)(2)(v) of Regulation S-K. To the
        extent that you believe disclosure of the targets would result in competitive harm
        such that you may omit the targets under Instruction 4 to Item 402(b), provide us
        in your response letter with a detailed analysis as to why the information should
        be afforded confidential treatment. Then, in your filing, to the extent that you
        have a sufficient basis to keep the information confidential, expand your
        discussion as to how difficult it will be for the executive or how likely it will be
        for the company to achieve the undisclosed target or threshold levels. Also clarify
        the particular performance targets and threshold levels that apply to each named
        executive officer.

        Similarly address the undisclosed target levels that lead to accelerated vesting of
        long-term incentive compensation awards.

4.	To the extent you have available information regarding performance goals and targets for the current fiscal year because you already have set the goals and targets, please include disclosure regarding them in your compensation discussion and analysis. See Instruction 2 to Item 402(b) of Regulation S-K.

5.	We note your discussion on page 26 regarding discretionary cash bonus awards by the committee. Discuss how the committee determined the particular named executive officers' respective performances merited the awards. Also indicate whether there are any guidelines the committee has followed in exercising its discretion, and, if there are any, what those guidelines are.

6.	The summary compensation table on page 28 and other disclosure in compensation discussion and analysis show that Mr. Hutcheson's compensation is significantly higher than the other named executive officers' compensation. Please expand your disclosure in compensation discussion and analysis to explain the reasons for significant differences in the amounts of compensation awarded to the named executive officers so that it is apparent whether the disparities reflect material differences in your policy or decision-making regarding the executives' compensation. See Section II.B.1 of Securities Act Release No. 8732A.

Severance and Change of Control Arrangements, page 36

7.	We note the various arrangements you have with the named executive officers and various scenarios described in this section discussing termination payment arrangements. In the compensation discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

8.	Concisely explain what "change in control," "cause" and "good reason" mean for purposes of the arrangements described here.

2006 Director Compensation, page 40

9.	Disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Item 402(k) of Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

10.	For each director, disclose by footnote to the stock awards column of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3359 with any questions.

Sincerely,

Cheryl L. Grant
Attorney-Advisor